

July 6, 2012

Via E-mail
Mr. Michael D. Snyder
Chief Executive Officer and President
MDS Energy Public 2012 Program
409 Butler Road, Suite A
Kittanning, Pennsylvania 16201

> **Re:** **MDS Energy Public 2012 Program**
> **Registration Statement on Form S-1**
> **Filed June 8, 2012**
> **File No. 333-181993**

Dear Mr. Snyder:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover Page

2. Please revise your disclosure to make clear that this prospectus relates solely to general and limited partner units of MDS Energy Public 2012-A LP, as you indicate at page 5. Revise to clarify here and at page 7 that units in the other limited partnerships you reference only may be offered upon completion of the present offering of 2012-A LP units and, in the case of 2013-B LP, upon completion of 2013-A LP. We note the related disclosure in that regard at note 1 at page 56.

3. Insofar as it appears that the present offering is intended to be a primary offering by 2012-A LP, ensure that 2012-A LP also signs the registration statement.

Suitability Standards, page 1

4. We note from the disclosure at pages 57-58 and elsewhere that there is a different minimum in effect for Pennsylvania investors, $15,000,000. Clarify what would happen to your plan of operation and the other received funds in the event that the offering closed at an amount less than the Pennsylvania minimum and enough Pennsylvania investors then exercised their right to have their investments returned such that the minimum offering condition of $2,000,000 in aggregate subscriptions would not have been satisfied.

<u>Risk Factors, page 14</u>

<u>Conflicts of Interest Between the Managing General Partner and the Investors..., page 27</u>

5.   Please disclose that whether a given rate is "competitive," as suggested in this risk factor, results from the subjective determination of the managing general partner based on the information it has, as you describe on pages 46-47.

<u>The Managing General Partner May Not Devote the Necessary Time to the Partnerships..., page 29</u>

6.   Please revise this risk factor to disclose explicitly that there is no minimum amount of time that the managing general partner will devote exclusively to the business of MDS Energy Public 2012-A LP, and make parallel revisions to the biographical sketches which appear at pages 66 and thereafter.

<u>Capitalization and Source of Funds and Use of Proceeds, page 41</u>

7.   Expand the discussion in the first paragraph to identify and explain what material factors the managing general partner will consider when deciding whether to exercise its discretion to accept subscriptions for an amount in excess of the "targeted maximum subscription amount" you identify.

<u>Organizational Diagram, page 68</u>

8.   Please revise to provide an arrow pointing in the correct direction between M/D Gas, Inc. and MDS Associated Companies, Inc., or explain how the diagram can be accurate in light of the related disclosure in the last paragraph on page 69. If the arrow already points in the correct direction, revise the diagram to clarify what entity or individual owns M/D Gas, Inc.

<u>Federal Income Tax Consequences, page 111</u>

9.   It appears as if you intend to provide in this section a complete discussion of the material federal income tax consequences to potential investors, particularly with the disclosure which begins at page 113. If the disclosure you provide in this section is not complete and it instead is counsel's intention to summarize the opinion which has been filed as exhibit 8.1, please revise to make that clear. In that regard, we note the following statements:

- "Similar disclosures to those set forth below are made in special counsel's tax opinion letter," which suggests that there may be differences in what the letter says and what is disclosed here;

- The discussion of the assumptions is characterized merely as a "synopsis of the principal assumptions" counsel made, which suggests that perhaps some material assumptions have been omitted in this section; and
- The "principal" representations upon which counsel relied are "summarized" at page 112, which suggests the possibility that some material representations have been omitted from the list.

Plan of Distribution, page 149

10.   If MDS Securities, LLC has been formed within the past three years, please provide all the disclosure that Item 508(b) of Regulation S-K requires, including the "sufficient details" the Item references.

11.   Revise to explain in necessary detail how the officers and directors "who may offer and sell units" will be able to do so pursuant to Exchange Act Rule 3a4-1, insofar as you propose to offer and sell units in up to three separate limited partnerships.

Sales Material, page 155

12.   With regard to the sales material you provided to us on July 5, 2012, we remind you that you are responsible to ensure that the contents of all such materials are "consistent with the representations in the prospectus." See Item 19 of Industry Guide 5.

Legal Opinions, page 156

13.   In view of its issuance of the opinion filed as exhibit 5.1, the characterization of counsel's role in this section does not appear to be complete.

Financial Statements

General

14.   We note you present the consolidated financial statements of MDS Energy Development LLC (MDS Energy) as of December 31, 2011 and May 31, 2011 and for the period from June 1, 2011 to December 31, 2011. Please address the following points with respect to these financial statements:

- We would generally expect you to provide an audit report on these financial statements. If you are unable to include this report in your next amendment you should submit a detailed explanation for the deficiency.

- Tell us why you present the statements of operations, member's equity and cash flows for the period June 1, 2011 to December 31, 2011. Since this was the year of formation, we would ordinarily require financial statements from the date of inception (February 3, 2011) to December 31, 2011.

- We note MDS Energy holds interests in natural gas properties and reports revenues and costs from these assets. Therefore, it appears you should include the disclosures specified in FASB ASC 932-235-50, required to comply with GAAP when there are significant oil and gas producing activities.

- Given that you are presenting a complete set of financial statements for the managing general partner, please clarify the extent of any conveyances which you intend to make to the registrant, and the reason you have not updated the financial statements to comply with Rule 8-08 of Regulation S-X.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael D. Snyder
MDS Energy Public 2012 Program
July 6, 2012
Page 6

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher (Staff Accountant) at (202) 551-3706 or Karl Hiller (Accounting Branch Chief) at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or, in her absence, to Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director